EXHIBIT 99.2
ELTEK LTD.
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 29, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Alon Mualem and Eli Yaffe, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 3.00 per share, of Eltek Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on Thursday, October 29, 2020 at 10:00 a.m. (Israel time) at the principal offices of the Company, 20 Ben Zion Gelis Street, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Meeting (receipt of which is hereby acknowledged):

Israeli law requires the indication of whether you are a Controlling shareholder, a senior office holder or an Israeli Institutional Investor. In addition, items 0 and 4-9 require an indication of “Personal Interest” (as defined under the Israeli Companies Law) in the resolution. Please indicate (i) whether you have a Personal Interest for each proposal where necessary and (ii) whether you are a Controlling shareholder, a senior office holder or an Israeli Institutional Investor or none of the foregoing, by marking an X in one of the boxes shown, otherwise none of your votes will be counted.

For information regarding the definition of “Personal Interest”, “Controlling” shareholder and “Israeli Institutional Investor”, see the “Votes Required” section of the Proxy Statement.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
ELTEK LTD.
October 29, 2020
Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

1.
Proposal to re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of terms of office.

☐ FOR ALL NOMINEES	☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

2.	Proposal to re-elect Mr. Gad Dovev for a third term as an external director, to hold office for three (3) years, as of October 6, 2020, without modification of terms of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 0, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐	NO ☐

3.
Proposal to ratify and approve the entry of the Company into a directors and officers insurance policy and the renewal of such insurance policy for up to 24 additional months, under the terms summarized in the Proxy Statement, providing coverage for the directors and officers of the Company (excluding its Controlling shareholder), currently serving and as may serve from time to time.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.
Proposal ratify and approve the application of the Company’s directors and officers liability insurance policy and the renewal of such insurance policy for up to 24 additional months with respect to Mr. Yitzhak Nissan and with respect to the Company’s CEO then serving in office, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 0, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐	NO ☐

5.	Proposal to approve the amendment to the terms of employment of the Company’s CEO, Mr. Eli Yaffe, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 5, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐	NO ☐

6.	Proposal to approve the amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach’s employment, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 6, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐	NO ☐

7.	Proposal to approve the grant of a tuition bonus to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 7, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐	NO ☐

8.	Proposal to approve the Amended Interest Agreement with the Company’s Controlling shareholder, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 8, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐	NO ☐

9.	Proposal to approve the early repayment of the debt to the Company’s Controlling shareholder, under certain conditions, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 9, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐	NO ☐

10.
Proposal to approve the appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the year ending December 31, 2020 and for such additional period until the next annual general meeting of shareholders.

☐ FOR	☐ AGAINST	☐ ABSTAIN

With respect to all of the proposals, please also indicate with an X which of the following criteria is applicable to you, otherwise your votes will not be counted:

☐ Controlling shareholder	☐ senior office holder	☐ Israeli Institutional Investor	☐ None of the foregoing

Please sign, date and return the card promptly in the accompanying envelope.

NOTE:  Please sign exactly as name appears on this proxy. When shares are held by joint tenants, both should sign or the senior of the joint tenants should sign.  When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.  If the person named on the shares certificate has died, please submit evidence of your authority.  If a corporation, please sign in the full corporate name by the President or authorized officer and indicate the signer’s office.  If a partnership, please sign in the partnership name by an authorized person.

Dated: _________________________________________________________________

Signature: ______________________________________________________________

Signature if held jointly: __________________________________________________

Printed Name: __________________________________________________________

Address: _______________________________________________________________